Tel: 214-969-7007 Fax: 214-953-0722 www.bdo.com	700 North Pearl, Suite 2000 Dallas, Texas 75201

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Gastar Exploration Ltd.

Houston, Texas

We hereby consent to the incorporation by reference in the this Registration Statement of our reports dated March 8, 2012, relating to the consolidated financial statements and the effectiveness of Gastar Exploration Ltd. (the Company) internal control over financial reporting appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.

BDO USA, LLP

Dallas, Texas

June 20, 2012

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.